

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

Via E-mail
Mr. J. R. Brian Hanna
Chief Financial Officer
Advanced Environmental Recycling Technologies, Inc.
914 North Jefferson Street
Springdale, Arkansas 72764

> **RE:** **Advanced Environmental Recycling Technologies, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter ended March 31, 2011**
> **Filed May 11, 2011**
> **Form 10-Q for Fiscal Quarter ended June 30, 2011**
> **Filed August 8, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 2, 2011**
> **Form 8-K**
> **Filed March 22, 2011**
> **File No. 1-10367**

Dear Mr. Hanna:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Form 10-K for Fiscal Year ended December 31, 2010

Management's Discussion and Analysis

Liquidity and Capital Resources, page 8

Debt, page 9
Oklahoma Energy Program, page 9

2. Please file the loan agreement with the Oklahoma Department of Commerce as an exhibit to your annual report. See Item 601(b)(10) of Regulation S-K.

Critical Accounting Policies and Estimates

Buildings and Equipment, page 11

3. Please expand your disclosures to address the following:
    *   Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15 through 28;
    *   You assess the recoverability of your investment in long-lived assets to be held and used in operations whenever events or circumstances indicate that their carrying amounts may not be recoverable. Given your recurring losses from operations, please disclose how often and when you performed your impairment assessments of these assets; and
    *   To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholders' equity, please provide the following disclosures related to those assets or asset groups:
        o   The percentage by which the undiscounted cash flows exceed the carrying value;
        o   The carrying value of these assets;
        o   A description of the assumptions that drive the undiscounted cash flows;
        o   A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
        o   A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.
    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Forward-looking Information, page 12

4. We note your reference to the safe harbor for forward-looking statements provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. We also note that your stock is a penny stock. As the safe harbor is not available to penny stocks, please revise accordingly.

Item 9A. Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 13

5. Please supplementally confirm to us, and revise the last sentence of your disclosure to state, that the disclosure controls and procedures for the period covered were effective.

Signatures

6. Please have the annual report signed by the principal accounting officer or controller. Please see General Instructions D.2.(a) and (b) of Form 10-K.

Form 10-Q for Fiscal Quarter ended March 31, 2011

General

7. Please address the above comments in your interim filings as well, as applicable.

Item 4. Controls and Procedures, page 15

8. We note that the description of the disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your controls and procedures are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Form 10-Q for Fiscal Quarter ended June 30, 2011

Note 6 – Earnings Per Share

9. Your disclosures in Note 8 indicate that the Series E Convertible Preferred Stock participate in dividends with common shares. If so, please tell us what consideration you gave to ASC 260-10-45 and 55 in determining whether they represent participating securities and correspondingly whether you should use the two-class method of computing earnings per share.

Note 7 – Debt and Note 8 – Recapitalization

10. Your line of credit facility includes debt service coverage ratio, current ratio, accounts payable, debt to equity ratio, and accounts receivable aging covenants. You have not been in compliance with certain covenants. Please disclose if your other debt agreements also contain covenants and whether you are in compliance. Please disclose the specific terms of any material debt covenants with any required ratios in any of your debt agreements, including your line of credit facility. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

11. Shares of the Series E Preferred Stock are subject to customary anti-dilution adjustments. Please disclose in further detail the nature of these adjustments, including the types of events which would result in adjustments.

Liquidity and Capital Resources

12. You have not been in compliance with certain covenants included in your line of credit facility agreement. Liberty Bank agreed that it would not declare an event of default or make a demand for payment through November 30, 2011. Please disclose how you intend to cure this default or repay the amounts due under this facility after November 30, 2011. Please also disclose the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future.

13. Please provide a comprehensive discussion of your liquidity and capital resources. Your discussion should include the following:
    * Your consideration of whether you believe that your sources of cash will be sufficient to meet your cash and liquidity requirements over the next twelve months;
    * Please address what consideration you gave to your working capital deficit at December 31, 2010 and June 30, 2011, cash used rather than provided by operating activities for the six months ended June 30, 2011, and repeated operating losses for the year ended

December 31, 2009, the year ended December 31, 2010, and the six months ended June 30, 2011 in determining whether your sources of cash will be sufficient;

- Please identify and separately describe internal and external sources of liquidity. Please disclose any material unused sources of liquid assets;
- Please discuss any significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources; and
- Please discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way or that will impact your capital resources.

Refer to Items 303(a)(1) and (2) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed May 2, 2011

Voting Securities and Principal Holders Thereof, page 2

14. Please ensure to disclose in the beneficial ownership table the total number of shares (and percentage of beneficial ownership) owned by the executive officers and directors as a group. Refer to Item 403(b) of Regulation S-K.

Directors and Executive Officers of the Registrant, page 4

15. With respect to the business experience of your executive officers and directors during the past five years, please ensure that you identify the time period during which your officers and directors served in a certain position. For example, it is unclear how long Mr. Morrison worked at Valspar or when Mr. Craig joined H.I.G. We also note that you do not list Jerry B. Burkett on page 5 of the proxy or state when Dr. Richardson joined the board.

Compensation Committee, page 10

Discretionary Awards, page 11

16. Based on your disclosure here, as well as disclosure in the "Bonus" column in the summary compensation table, please tell us, and disclose how the compensation committee determined the actual amount of the 2010 award to Mr. Hanna. In particular, please ensure to discuss how the qualitative items that the committee considered translated into objective pay determinations. Refer to Item 402(o) of Regulation S-K.

Long-Term Incentive Awards, page 12

17. With a view towards future disclosure, please expand your discussion here to provide additional insight into the compensation committee's decision-making process in determining the size of the 2010 stock grants disclosed in the summary compensation table.

Director Compensation in 2010, page 12

18. Supplementally, please reconcile your disclosure in the first paragraph which states that no compensation was received by directors in 2010, with the tabular disclosure on page 13 where you disclose that a $40,000 fee was accrued for each non-executive director as annual compensation for their board services.

Executive Officer Compensation, page 13
Summary Compensation, page 13

19. With a view toward future disclosure, please explain to us your statement in footnote (5) that $55,187 of Mr. Joe Brook's "All Other Compensation" represented "non-accountable expenses." See Item 402(o)(7) of Regulation S-K.

Severance or Change-in-Control Agreements, page 15

20. Please file the offer letters for Messrs. Morrison and Hanna as exhibits to your future annual reports.

Form 8-K filed March 22, 2011

21. We note that with the exception of Schedule I, you have not filed all the other schedules and exhibits to the Credit Agreement dated March 18, 2011 (Exhibit 10.6). Please file a complete copy of this agreement with your next Exchange Act report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Nudrat Salik
        for
John Hartz
Senior Assistant Chief Accountant